FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

January 24, 2010

Mr. Frank J. Donaty, Jr.

Assistant Director

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re: Franklin Federal Limited-Term Tax-Free Income Fund, a series of Franklin Tax-Free Trust, CIK #0000757010

Dear Mr. Donaty:

We hereby request permission on behalf of Franklin Federal Limited-Term Tax-Free Income Fund (“Fund”), a series of Franklin Tax-Free Trust (“Registrant”), to file Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A ("Amendment") of the Registrant under Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "1933 Act"). The Registrant would otherwise be required to file the Amendment under Rule 485(a)(1) under the 1933 Act to add an additional class of shares of the Fund, the Advisor Class Shares.

In Investment Company Act Release No. 20486 (August 17, 1994), regarding amendments to the Commission's procedures for filing post-effective amendments (the "Release"), the Commission adopted paragraph (b)(1)(vii), formerly (b)(1)(ix), under Rule 485. The provision allows the Commission, on a discretionary basis to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b). Footnote 9 to the textual discussion of the Release regarding this provision indicates that amendments containing substantially identical revisions filed by a number of funds may be filed under Rule 485(b) if the staff has previously had an opportunity to review the disclosure in an amendment filed under Rule 485(a). Requests to rely upon this procedure are to be in writing to the Division of Investment Management.

The supplements to the prospectus and statement of additional information to be included in the Amendment contain disclosure that is "substantially identical" to disclosure regarding the Advisor Class shares contained in the prospectuses and statements of other Franklin Templeton funds previously filed under Rule 485(a). For a recent Franklin Templeton fund Form 485(a) filing that offers Advisor Class shares, please see Post Effective Amendment No. 42 to the Registration Statement on Form N-1A of the Registrant (Accession No. 0001379491-10-000158 filed April 29, 2010), which was reviewed by the Commission staff and includes the current prospectus and statement of additional information of the Franklin Federal Limited-Term Tax-Free Income Fund, along with six other funds that currently offer Advisor Class shares, Franklin Double Tax-Free Income Fund, Franklin Federal Intermediate-Term Tax- Free Income Fund, Franklin High Yield Tax-Free Income Fund, Franklin Insured Tax-Free Income Fund, Franklin Massachusetts Tax-Free Income Fund and Franklin New Jersey Tax-Free Income Fund.  These latter funds already include the policies related to offering Advisor Class shares.

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Accordingly, we would like to use the procedure referred to in footnote 9 of the Release to simplify and expedite the filing and processing of this Amendment under Rule 485(b) because the aforementioned supplements to the prospectus and statement of additional information which contains the Franklin Federal Limited-Term Tax-Free Income Fund Advisor Class disclosure is “substantially identical” to that contained in the registration statement of the Franklin Tax-Free Trust recently filed under Rule 485(a) and reviewed by the SEC staff as noted above. To the extent that our Rule 485(b) filing satisfies the "substantially identical revisions" requirement of footnote 9 of the Release, we hereby request permission to rely upon the procedure and to file the Amendment on or about January 27, 2011, to become effective under Rule 485(b) on February 1, 2011.

We hereby represent that with the exception of the requirement to file under Rule 485(a) (1) under the 1933 Act to add a new share class, there is nothing in the Amendment that would render it ineligible to become effective under Rule 485(b).

Thank you very much.

Sincerely,

/s/ David P. Goss

Senior Associate General Counsel

cc: Mr. James O’Connor

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